HSBC Vantage5 Index
Monthly Performance Report

Index Information

Index Owner	HSBC Bank plc
Currency	USD
Volatility Target	5%
Bloomberg Ticker	HSIEV5UE
Index Composition	Up to 13 ETFs plus Cash
Calculation Agent/ Index Administrator	S&P Dow Jones Indices LLC
Website	vantage5.hsbcnet.com

Simulated & Historical Performance:
February 28, 2018

	Total Performance	Annualized Performance**
February 2018	-2.9%	--
YTD Return	2.0%	--
1 Year Return[†]	10.2%	--
3 Year Return[†]	14.4%	4.9%
5 Year Return[†]	33.7%	6.7%
Annualized Volatility*[†]	7.4%	7.4%
Maximum Drawdown*[†]	-9.2%	--

*Since Aug 2011
**Calculated on a per annum percentage basis. See "Use of simulated returns."
[†]All information in this document prior to March 15, 2017 consists of hypothetical back-tested data.

Simulated & Historical Performance



HSBC Vantage5 Index
Simulated & Historical Performance

Simulated Data

All information in this document prior to March 15, 2017 consists of hypothetical back-tested data.

Monthly Allocation

		Jan-18	Feb-18	Mar-18	12M Avg
Developed Equities (Max. 60%)	SPY	40%	40%	11%	20%
	SPLV	4%	10%	0%	8%
	IWM	1%	0%	5%	2%
	QQQ	15%	10%	16%	13%
	EFA	0%	0%	0%	10%
	subtotal	*60%*	*60%*	*32%*	*54%*
Developed Bonds (Max. 80%)	TLT	0%	6%	0%	7%
	LQD	0%	0%	1%	6%
	HYG	0%	0%	1%	0%
	subtotal	*0%*	*6%*	*2%*	*13%*
Emerging Markets (Max. 30%)	EEM	18%	16%	0%	14%
	EMB	3%	2%	0%	2%
	subtotal	*21%*	*19%*	*0%*	*15%*
Real Assets (Max. 30%)	IYR	0%	0%	0%	1%
	GLD	0%	12%	13%	5%
	subtotal	*0%*	*12%*	*13%*	*6%*
Inflation (Max. 5%)	TIP	0%	2%	3%	0%
Cash (Max. 50%) [1]		19%	1%	50%	11%



Source: Bloomberg and HSBC
HSBC Structured Investments | **212 525 8010** | uswealth.hsbcnet.com

March 1, 2018

Detailed Monthly Performance - Simulated & Historical

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual***
2018	5.0%	-2.9%	-	-	-	-	-	-	-	-	-	-	2.0%
2017	0.9%	1.6%	0.2%	1.0%	1.5%	-0.6%	2.0%	0.6%	0.0%	1.6%	1.4%	0.8%	11.5%
2016	0.4%	1.8%	0.9%	0.5%	-0.9%	4.4%	1.5%	-0.3%	0.1%	-1.8%	-1.5%	0.7%	5.7%
2015	4.0%	-2.1%	-0.1%	-1.3%	0.0%	-1.3%	0.4%	-2.9%	0.6%	1.0%	-0.9%	-0.4%	-3.1%
2014	-1.2%	2.4%	-0.8%	1.1%	2.0%	0.8%	-0.8%	4.0%	-3.1%	2.0%	2.5%	1.0%	10.1%
2013	-0.4%	0.4%	2.0%	2.8%	-4.4%	-2.0%	2.6%	-1.6%	1.6%	1.8%	0.7%	1.0%	4.4%
2012	0.6%	0.3%	-0.1%	1.0%	0.4%	1.3%	2.5%	-0.5%	0.2%	-0.3%	0.2%	0.2%	5.8%
2011	na	na	na	na	na	na	na	3.9%	-0.4%	0.8%	0.7%	1.4%	7.3%

***YTD return for current year

Average Annual Allocations - Simulated & Historical



Quarterly Average Weightings - Simulated & Historical

	Developed Equities					Fixed Income			Emerging Markets		Real Assets		Inflation	Cash
	SPY	SPLV	IWM	QQQ	EFA	TLT	LQD	HYG	EEM	EMB	IYR	GLD	TIP	
Q1 2018	30.3%	4.7%	2.1%	13.6%	0.0%	1.9%	0.2%	0.5%	11.5%	1.8%	0.0%	8.6%	1.3%	23.6%
Q4 2017	30.9%	5.0%	5.0%	5.1%	13.3%	5.9%	3.9%	0.0%	18.1%	0.7%	2.2%	6.0%	0.0%	3.9%
Q3 2017	7.6%	13.2%	0.0%	12.0%	16.4%	18.3%	14.0%	0.0%	16.9%	0.0%	1.5%	0.0%	0.0%	0.0%
Q2 2017	12.2%	10.9%	1.0%	20.0%	11.7%	2.2%	4.4%	0.0%	7.8%	4.0%	0.0%	7.3%	0.0%	18.2%
Q1 2017	24.3%	0.0%	8.1%	13.3%	1.5%	0.0%	0.0%	8.1%	0.1%	0.4%	0.0%	1.6%	0.0%	42.5%
Q4 2016	0.7%	0.0%	10.4%	12.3%	0.0%	0.3%	12.7%	15.0%	2.4%	6.6%	0.0%	4.1%	3.3%	32.2%
Q3 2016	0.0%	4.3%	6.7%	1.0%	0.0%	19.8%	27.6%	13.3%	1.3%	8.8%	3.4%	8.7%	0.0%	5.2%
Q2 2016	3.9%	10.3%	0.5%	0.0%	0.0%	21.1%	31.1%	5.0%	0.0%	8.3%	3.8%	11.4%	0.2%	4.6%
Q1 2016	0.0%	10.9%	0.0%	1.4%	0.0%	33.1%	1.1%	0.0%	0.0%	1.7%	0.5%	5.8%	0.8%	44.7%
Q4 2015	0.0%	12.5%	0.0%	7.7%	0.0%	10.3%	18.6%	0.0%	0.0%	3.3%	0.0%	4.9%	0.8%	41.8%
Q3 2015	1.6%	3.3%	7.0%	10.8%	5.8%	9.9%	3.4%	1.6%	0.0%	3.3%	0.0%	0.0%	3.2%	50.0%
Q2 2015	0.0%	0.0%	12.5%	5.5%	12.7%	18.0%	2.7%	0.9%	0.9%	3.3%	1.5%	0.7%	1.7%	39.6%
Q1 2015	0.3%	16.7%	4.3%	11.9%	0.0%	39.4%	0.8%	0.0%	0.0%	0.0%	7.6%	0.0%	0.0%	19.1%
Q4 2014	8.3%	11.1%	0.0%	18.6%	0.0%	38.5%	0.2%	0.0%	1.4%	1.7%	4.4%	0.0%	0.0%	15.8%
Q3 2014	8.1%	6.7%	0.0%	11.4%	0.3%	35.8%	0.0%	0.0%	15.4%	3.3%	16.6%	2.1%	0.3%	0.0%
Q2 2014	13.0%	6.1%	0.0%	7.9%	0.0%	24.4%	16.9%	5.0%	2.6%	5.0%	11.7%	1.6%	0.8%	5.1%
Q1 2014	16.5%	0.0%	1.1%	20.0%	0.2%	0.1%	22.8%	12.3%	0.0%	0.0%	0.9%	1.8%	0.0%	24.3%
Q4 2013	9.6%	0.0%	3.8%	18.2%	3.1%	0.7%	4.4%	9.1%	0.0%	0.0%	0.0%	0.3%	0.8%	50.0%
Q3 2013	17.1%	8.8%	7.9%	10.0%	0.0%	0.8%	0.4%	5.1%	0.0%	0.0%	0.0%	0.2%	0.0%	49.8%

Q2 2013	19.9%	20.0%	7.9%	0.0%	6.2%	26.3%	0.0%	4.4%	0.0%	0.0%	11.0%	0.0%	0.8%	3.4%
Q1 2013	0.0%	6.7%	11.2%	0.0%	16.8%	13.8%	20.0%	7.7%	3.2%	5.0%	6.4%	0.0%	2.2%	7.0%
Q4 2012	2.3%	6.7%	0.0%	1.9%	5.3%	11.3%	38.8%	6.3%	2.0%	10.0%	1.4%	10.0%	1.7%	2.4%
Q3 2012	0.0%	14.3%	0.0%	11.2%	0.9%	34.4%	9.9%	3.7%	0.0%	10.0%	11.6%	0.2%	0.3%	3.7%
Q2 2012	5.8%	13.3%	0.0%	14.6%	0.0%	28.6%	0.0%	0.0%	0.0%	4.8%	8.4%	0.0%	4.2%	20.3%
Q1 2012	10.0%	12.5%	1.7%	6.7%	0.0%	28.6%	4.5%	0.3%	0.0%	1.7%	0.5%	0.3%	3.3%	30.0%
Q4 2011	0.0%	15.8%	0.0%	9.3%	0.0%	33.1%	0.0%	0.0%	0.0%	1.9%	0.0%	2.1%	3.9%	34.0%
Q3 2011	0.0%	15.0%	0.6%	1.2%	0.0%	22.0%	6.8%	0.0%	0.0%	10.0%	3.7%	20.0%	5.0%	15.7%

Risks related to the index

Please review carefully these risk factors, and any risk factors in an offering document for any security or financial instrument referencing the Index, before making any investment.

- S&P, the Index Calculation Agent, may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.
- The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.
- The Index has a limited operating history and may perform in unanticipated ways.
- The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events.
- The Index may perform poorly during periods characterized by short-term volatility.
- An investment linked to the Index carries the risks associated with the Index's momentum investment strategy.
- The Index may be partially uninvested.
- Correlation of performances among the ETFs may reduce the performance of the Index.
- The Index is subject to market risks
- Changes in the value of the ETFs may offset each other.
- The level of the Index will include the deduction of a change in the ICE LIBOR USD 3 Month interest rate and a fee.
- The Index comprises notional assets.

Important Information

Any information relating to performance contained in these materials prior to March 15, 2017 is illustrative only. No assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Any specific terms or methodology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its entirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document shall govern.

Use of simulated returns

Any historical performance information included in this document prior to March 15, 2017 represents only hypothetical historical results. You should note that the index constituents have not traded together in the manner shown in the composite hypothetical historical results. No representation is being made that the indices will achieve a performance record similar to that shown. In fact, there may often be sharp differences between hypothetical performance and actual performance.

Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in the Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the Index may have performed in periods prior to the actual existence of the Index.

The hypothetical back-tested annualized performance and annualized volatility of the Index have inherent limitations. These performance and volatility results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. All hypothetical levels shown have inherent limitations. Alternative modelling techniques or assumptions may produce different hypothetical information that might prove to be more appropriate and that might differ significantly from the hypothetical information set forth above. Actual annualized performance and volatilities may vary materially from the information shown.

The results obtained from "back-testing" information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. You should not place undue reliance on the "back-testing" information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with the results presented in these materials.

Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical information. You should review and consider the hypothetical information only with the full Index methodology.

Data sourced and calculated by Bloomberg and HSBC.

[1] This cap can increase in increments of 10% (subject to a maximum weight of 100%) as described further in the offering document.